NEWS RELEASE

For Immediate Release

NEW PRESIDENT AND CEO OF
THE ELK VALLEY COAL PARTNERSHIP

CALGARY, August 15, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that Mr. Boyd Payne will assume his new position as President and Chief Executive Officer of the Elk Valley Coal Partnership on August 18th. It is also expected that Mr. Payne will assume the role of President of the Fording Canadian Coal Trust following a period of transition. Mr. Jim Popowich will continue to serve as President of the Trust during this transition in leadership.

Mr. Payne was most recently Vice President, Marketing for BHP Billiton in Singapore. Prior to joining BHP Billiton, he was Vice President, Marketing for Fording Coal Limited, whose metallurgical coal operations were acquired by Elk Valley Coal in 2003. Mr. Payne also held several senior positions with Manalta Coal Ltd., including Vice President, Marketing and General Manager of Gregg River Resources Ltd. He holds a bachelor of science degree in chemistry from the University of Victoria.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the NYSE Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

Contacts:

Fording Canadian Coal Trust Media Contact Dermot Lane Director, Corporate Communications 403-260-9816 Investors Paul Armstrong Director, Investor Relations 403-260-5215	Teck Cominco Limited Media Contact David Parker Director, Corporate Affairs & Sustainability 604-687-1117 Investors Greg Waller Director, Financial Analysis & Investor Relations 604-685-3005